Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our auditor's report dated July 17, 2025, with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries (the "Company") as at April 30, 2025 and for the year ended April 30, 2025, included the Annual Report on Form 40-F of the Company, as filed with the United States Securities and Exchange Commission ("SEC").

We also consent to the incorporation by reference, in the Registration Statement No. 333-286322 on Form 10-F, of our auditor's report dated July 17, 2025 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2025 and for the year ended April 30, 2025, as included in the Annual Report on Form 40-F of Vizsla Silver Corp. for the year ended April 30, 2026, as filed with the SEC.

We also consent to the reference to our firm under the heading "Interest of Experts" in the Form 40-F and Form 10-F.

Chartered Professional Accountants

July 17, 2026

Vancouver, Canada